Exhibit 99.1

Daqo New Energy Announces Appointment of New Independent Director

CHONGQING, China, Dec 25, 2012 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced the appointment of Mr. Arthur Wong as an independent director. Mr. Wong will also serve as the chair for the Company’s Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance and Nominating Committee. Mr. Wong’s appointment becomes effective on December 24, 2012.

Mr. Arthur Wong currently serves as an independent director for VisionChina Media Inc. and China Automotive Systems, Inc., both listed on the NASDAQ, and Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Wong replaces Dr. Daqing Qi, who resigned from the Board of the Company for personal reasons. Dr. Qi’s decision is not the result of any dispute or disagreement with the Company or its Board on any matter relating to the Company’s operations, policies or practices.

Mr. Guangfu Xu, Daqo New Energy’s Chairman commented, “ We very much appreciate Dr. Qi’s contribution on our board. We are also pleased to have Mr. Wong joining our board. We believe that his extensive experience in finance and corporate governance will add great value to the Company.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

+86-23-6486-6556

Kevin.he@daqo.com